james grandolfo

Partner – Milbank LLP

Registered Foreign Lawyer (New York)

30/F Alexandra House | 18 Chater Road | Central | Hong Kong

T: +852.2971.4848

jgrandolfo@milbank.com | milbank.com

VIA eDGAR

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

May 22, 2025

Re:	Hotel101 Global Holdings Corp.

Hotel101 Global Pte. Ltd.

Registration Statement on Form F-4

Filed May 9, 2025

File No. 333-287130

Dear Ms. Kellie Kim, Mr. Isaac Esquivel, Mr. Ruairi Regan and Mr. Jeffrey Gabor,

On behalf of Hotel101 Global Holdings Corp. (the “Company” or “HBNB”) and Hotel101 Global Pte. Ltd. (“Hotel101 Global,” and together with the Company, the “Co-Registrants”), we respectfully submit this letter setting forth the response of the Co-Registrants to the comment provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 20, 2025 (the “Comment Letter”) with respect to the registration statement on Form F-4 filed with the Commission on May 9, 2025 (the “Registration Statement”). Concurrently with the submission of this letter, the Company has filed Amendment No. 1 to the Registration Statement on Form F-4 through EDGAR (the “Amendment No. 1”), which reflect certain updates.

The Staff’s comment is repeated below in bold and is followed by the Co-Registrants’ response. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 1.

May 22, 2025	Page 2

Form F-4 filed May 9, 2025

Notes to the consolidated financial statements, page F-29

1.	Please tell us you considered segment disclosures required by paragraphs 20 through 34 of IFRS 8.

In response to the Staff’s comment, the Co-Registrants respectfully submit that IFRS 8 requires Hotel101 Global to disclose information to enable users of its financial statements to evaluate the nature and financial effects of the business activities in which it engages and the economic environments in which it operates.

The reporting format of the operating segments of Hotel101 Global and its subsidiaries (the “Group”) is determined based on the Group’s risks and rates of return which are affected predominantly by differences in the products and services produced. The operating businesses are organized and managed separately according to the nature of the products produced and services provided, with each segment representing a strategic business unit that offers different products and serves different markets.

As of December 31, 2024, the Group has one reportable segment, which is real estate development relating to the development of Hotel101 projects.

The real estate development segment is engaged in the development of real estate assets to be held as development properties and for sale. This segment was developed as part of the Group’s unique sale-and-manage business model which is to develop Hotel101 properties for sale and then manage these Hotel101 projects as a hotel.

Once these Hotel101 projects are completed, the Group will be engaged in the hospitality segment which is the management of the Hotel101 projects. As of December 31, 2024, there are no completed projects for the Group.

The Group also earned leasing revenue for the lease of its Hotel101-Niseko lot as parking and lease of the existing property at Hotel101-Los Angeles lot. This leasing revenue is not significant to the Group and the Group has no plans of expanding its leasing portfolio as a separate business segment.

The chief operating decision maker (the “CODM”) monitors the operating results of its business segment separately for the purpose of making decisions about resource allocation and performance assessment. The CODM assesses segment performance and allocates resources based on consolidated financial and operational metrics. Segment performance is evaluated based on segment loss and is measured consistently with the loss for the period reported on the consolidated statement of comprehensive loss.

As of December 31, 2024, total assets and liabilities of the Group mainly pertains to its real estate development segment which mainly includes the acquisition of lots and construction of Hotel101 projects including the marketing and selling of Hotel101 units. Segment assets are measured using total consolidated assets as reported on the consolidated statement of financial position.

May 22, 2025	Page 3

The Group has only one reportable segment for 2024, 2023 and 2022, which is the real estate development. No specific disclosure has been made on the consolidated financial statements of the Group given that the Group is operating under one reportable segment and the information the CODM uses to allocate resources and manage the business is included in the consolidated financial statements.

The Group has no major customers. Hotel101 units are sold to different buyers with no significant buyer that can influence the business of the Group.

As of December 31, 2024, the Group has three Hotel101 projects under planning and development phase, namely Hotel101-Niseko in Japan, Hotel101-Madrid in Spain and Hotel101-Los Angeles in the United States. The Group assessed that these three locations are not considered as the Group’s reportable geographical areas since revenues from customers are from different nationalities and countries. Revenues of these three locations are attributed to countries other than those in which the Group derives revenues.

Please contact the undersigned by phone at +852 2971 4848 should you have any questions or require further information.

Very truly yours,

/s/ James Grandolfo
James Grandolfo

cc:	Marriana Henares Yulo, Hotel101 Global Holdings Corp.
Marriana Henares Yulo, Hotel101 Global Pte. Ltd.
Albert Wong, JVSPAC Acquisition Corp.
Giovanni Caruso, Loeb & Loeb LLP